Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Ezequiel Sirotinsky

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Highlights Operational and Financial Performance

Vancouver, BC - April 17, 2011: Petaquilla Minerals Ltd. (the “Company”) announces that with its third quarter of its 2011 fiscal year, the Company has achieved its first profitable quarter since commercial production commenced. Net income for the three months ended February 28, 2011, was US$2.1 million representing an increase of 129% compared to the previous quarter. This improvement is based primarily on a 9% increase in gold and silver sales, a 39% reduction in expenses and a 29% reduction in the loss for the mark-to-market of the Company’s outstanding notes. As a result, the Company improved its cash margin by 7% compared to the previous quarter. In addition, the cumulative results for the nine month period ended February 28, 2011, show a positive trend with a US$3.9 million reduction in losses.

As a consequence of financing and operating activities, a significant improvement to the Company’s balance sheet has been achieved as of February 28, 2011, with a 16% reduction in total debt, a 21% increase in total assets and a 156% increase in shareholders’ equity, all as compared to May 31, 2010. During the third quarter, the exercise of warrants totalling $5.7 million, the closing of a $32 million private placement, the net proceeds of which were applied entirely to the redemption of outstanding notes, and the net profit for the quarter contributed to the equity improvement of the period.

The Company’s cash position as of February 28, 2011, was US$9.7 million, an improvement of 18% compared to its previous quarter and of 47% compared to its previous fiscal year end.

Production of gold mined during the third quarter of the 2011 fiscal year increased 19%, gold mined and poured increased 9%, and gold sold increased 5%, all as compared to the previous quarter. The Company also increased its low grade gold inventory for future use in its heap leach project. Engineering, designing and the acquisition of heavy equipment for this project has begun and the Company forecasts that production from heap leaching will commence during the second quarter of its 2012 fiscal year.

The Company’s recent review of its resources and reserves reflects that, during the quarter ended on February 28, 2011, the Company completed Phase 1 of its National Instrument 43-101 compliant mineral resource and reserve update for its Molejon Project. The review shows an increase of 61% has been achieved over the last calculated reserve as of the October 1, 2010, production cut-off. This increase in proven and probable reserves represents an addition of 99,961 ounces of gold (1.39Mt @ 2.22 g/t Au). The Company has also begun to study the economic value of its silver resources that currently are contained within the open pit at the Molejon Project and that were not included in the original feasibility study. Preliminary results show a total of 18.3Mt @ 2.68 g/t Ag, representing 1.6M ounces of silver.

In conjunction with the continued exploration of the Petaquilla Mining District, in which the Company invested US$1.9 million during the third quarter of the 2011 fiscal year, and following the growth strategy of the Company, the Company has entered into a binding letter of intent with Iberian Resources Corp. (“Iberian), pursuant to which the Company proposes to acquire all of the outstanding shares of Iberian. Iberian owns 100% of the Lomero Poyatos mine, located about 110 kilometre northeast of Seville, in the heart of the Iberian Pyrite Belt, and also owns several other exploration licenses in Iberia. A mineral resource estimate of the Lomero Poyatos project shows a total inferred mineral resource estimated at 30.4Mt at 2.31 g/t of gold, 46.56 g/t of silver, 0.67% copper, 0.67% lead and 2.35% zinc containing 2.26 Moz Gold and 45.51 Moz Silver.

Under its International Financial Reporting Standards Transition Project, the Company expects to capitalize on its investment in exploration and development activities starting in its 2012 fiscal year. Considering this and the Company’s present gold production profile, the Company expects its cash costs to move within the range of US$550 and US$600 per ounce.

About Petaquilla Minerals Ltd. Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. The Molejon mine site is located in the south central area of the Company’s 100% owned 842 square kilometre concession lands, a region known historically for gold content.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Ezequiel Sirotinsky
Chief Financial Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.